QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(2)(A)

Criticare Systems, Inc. 20925 Crossroads Circle Suite 100 Waukesha, WI 53186-4054 Tel:262.798.8282 Fax:262.798.8290 www.csiusa.com

March 7, 2008

Dear Criticare Stockholder:

        We are pleased to inform you that on February 24, 2008, Criticare Systems, Inc. ("Criticare") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Opto Circuits (India) Limited, a company registered under the laws of India ("Opto Circuits"), and Packer Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Opto Circuits (the "Purchaser").

        Under the terms of the Merger Agreement, the Purchaser is today commencing a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.04 per share, of Criticare (the "Common Stock") at a price of $5.50 per share in cash, (without interest and less any applicable stock transfer taxes and withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 5:00 P.M., New York time, on April 4, 2008. Following the successful completion of the cash tender offer, the Purchaser will merge with and into Criticare, and all of the shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by Criticare, Opto Circuits, the Purchaser or any subsidiary of Criticare or shares of Common Stock held by any stockholder of Criticare who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $5.50 in cash per share (without interest and less any applicable stock transfer taxes and withholding taxes).

        Criticare's board of directors has unanimously approved the Merger Agreement, the tender offer and the merger, and has determined that the terms of the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable and fair to, and in the best interest of the stockholders of Criticare. Accordingly, Criticare's board of directors unanimously recommends that you accept the tender offer and tender your shares of Common Stock to the Purchaser pursuant to the tender offer.

        In arriving at its recommendation, the board of directors of Criticare gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on March 7, 2008, that accompanies this letter. Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Emil H. Soika,
President and
Chief Executive Officer

QuickLinks

  Exhibit (a)(2)(A)